------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:           December 31, 2005
                                            Estimated average burden
                                              hours per response............. 11
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                         SWIFT TRANSPORTATION CO., INC.
                        ---------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                  0870756 10 3
                                 --------------
                                 (CUSIP Number)

                               December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, SEE the NOTES).

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 2 of 9 Pages
----------------------                                         -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   JERRY MOYES
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     19,125,067(1)
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       0
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    19,125,067(1)
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   19,125,067(1)
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4.
   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   22.8%(2)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------
(1) Includes (i) 18,598,817 shares of common stock, $.001 par value per share ("Common Stock") of Swift Transportation Co., Inc. ("Swift") held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.
(2)  Based on 83,945,196 shares outstanding as of December 31, 2002.

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 3 of 9 Pages
----------------------                                         -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   VICKIE MOYES
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     18,598,817(1)
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       0
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    18,598,817(1)
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   18,598,817(1)
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4.
   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   22.2%(2)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------
(1) Includes 18,598,817 shares of Swift Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.
(2)  Based on 83,945,196 shares outstanding as of December 31, 2002.

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 4 of 9 Pages
----------------------                                         -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   The Jerry and Vickie Moyes Family Trust Dated 12/11/87
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Arizona
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     18,598,817(1)
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       0
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    18,598,817(1)
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   18,598,817(1)
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4.
   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   22.2%(2)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   OO
   -----------------------------------------------------------------------------
(1) Includes 18,648,817 shares of Swift Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.
(2)  Based on 83,945,196 shares outstanding as of December 31, 2002.

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 5 of 9 Pages
----------------------                                         -----------------

ITEM 1(a) NAME OF ISSUER:

     Swift Transportation Co., Inc. ("Swift")

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     Swift's principal executive offices are located at 2200 South 75th Avenue, Phoenix, AZ 85043.

ITEM 2(a) NAME OF PERSON FILING:

     (1)  Jerry Moyes
     (2)  Vickie Moyes
     (3)  The Jerry and Vickie Moyes Family Trust dated 12/11/87

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". A Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business office of each of the Reporting Persons is c/o Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043.

ITEM 2(c) CITIZENSHIP:

     Each of Jerry and Vickie Moyes are United States citizens. The Jerry and Vickie Moyes Family Trust dated 12/11/87 is organized under the laws of Arizona.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e) CUSIP NUMBER:

     870756 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act;
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;
     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not Applicable.

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 6 of 9 Pages
----------------------                                         -----------------

ITEM 4. OWNERSHIP.

     The following sets forth information with respect to the beneficial ownership of the Common Stock by each of the Reporting Persons. The percentage of the Common Stock beneficially owned by each of the Reporting Persons is based on 83,945,196 shares of Common Stock outstanding as of December 31, 2002.

     The information set forth herein with respect to the beneficial ownership of the Reporting Persons set forth below does not include approximately 9,018,353 shares of Common Stock held by (i) the Moyes Children's Limited Partnership and (ii) seven irrevocable trusts for the benefit of six children of Jerry and Vickie Moyes and by an irrevocable trust for the benefit of Jerry and Vickie Moyes and six of their children (the "Irrevocable Trusts"). The Moyes Children's Limited Partnership holds approximately 8,995,832 shares of Common Stock. Ronald Moyes, the brother of Jerry Moyes, is the sole general partner of the Moyes Children's Limited Partnership and, as such, possesses exclusive voting and investment power with respect to the shares of Common Stock held by the partnership. Ronald Moyes is also the sole trustee of each of the Irrevocable Trusts above and, as such, possesses exclusive voting and investment power with respect to the shares of Common Stock held by those trusts. The information set forth herein with respect to the beneficial ownership of the Reporting Persons also does not include approximately 360,000 shares of Common Stock held by an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich (the "Ehrlich Trust"). As the sole trustee of the Ehrlich Trust, Gerald F. Ehrlich possesses exclusive voting and investment power with respect to the shares of Common Stock held thereby.

     Each of the Reporting Persons expressly disclaims that such Reporting Person is, within the meaning of Section 13(d)(3) of the Exchange Act, a member of a group that includes the Moyes Children's Limited Partnership, any of the Irrevocable Trusts, or the Ehrlich Trust. Pursuant to Rule 13d-4, each of the Reporting Persons also expressly disclaims that it is the beneficial owner of any shares of Common Stock held by the Moyes Children's Limited Partnership, any of the Irrevocable Trusts or the Ehrlich Trust.

     JERRY MOYES

     (a)  Amount beneficially owned: 19,125,067

     The shares beneficially owned by Jerry Moyes are comprised of (i) 18,598,817 shares of Common Stock held by The Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees,
(ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

     (b)  Percent of class: 22.8%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote: 0

          (ii) Shared power to vote or direct the vote: 19,125,067

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or direct the disposition of: 19,125,067

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 7 of 9 Pages
----------------------                                         -----------------

     VICKIE MOYES

     (a) Amount beneficially owned: 18,598,817

     The shares beneficially owned by Vickie Moyes are comprised of 18,598,817 shares of Common Stock held by The Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees. Pursuant to Rule 13d-4, Vickie Moyes disclaims that she is the beneficial owner of (i) 492,500 shares of Common Stock held by SME Industries, Inc., and (ii) 33,750 shares of Common Stock held by VJM Investments, LLC.

     (b) Percent of class: 22.2%

     (c) Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote: 0

          (ii) Shared power to vote or direct the vote: 18,598,817

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or direct the disposition of: 18,598,817

     THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87

     (a) Amount beneficially owned: 18,598,817

     The Jerry and Vickie Moyes Family Trust dated 12/11/87 directly holds 18,598,817 shares of Common Stock. Pursuant to Rule 13d-4, The Jerry and Vickie Moyes Family Trust dated 12/11/87 disclaims that it is the beneficial owner of
(i) 492,500 shares of Common Stock held by SME Industries, Inc., and (ii) 33,750 shares of Common Stock held by VJM Investments, LLC.

     (b) Percent of class: 22.2%

     (c) Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote: 0

          (ii) Shared power to vote or direct the vote: 18,598,817

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or direct the disposition of: 18,598,817

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 8 of 9 Pages
----------------------                                         -----------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     With respect to 492,500 of the shares of Common Stock reported in Item 4 as beneficially owned by Jerry Moyes, SME Industries, Inc. has the right to receive dividends from, or the proceeds from the sale of, such Common Stock. With respect to 33,750 of the shares of the Common Stock reported as in Item 4 as beneficially owned by Jerry Moyes, VJM Investments, LLC has the right to receive dividends from, or the proceeds from the sale of, such Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10.  CERTIFICATION

     Not Applicable.

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 870756 10 3                                          Page 9 of 9 Pages
----------------------                                         -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

                                        /s/ Jerry Moyes
                                        ----------------------------------------
                                        Jerry Moyes


                                        /s/ Vickie Moyes
                                        ----------------------------------------
                                        Vickie Moyes


                                        The Jerry and Vickie Moyes Family Trust
                                        dated 12/11/87


                                        By: /s/ Jerry Moyes
                                           -------------------------------------
                                           Jerry Moyes, Trustee


                                        By: /s/ Vickie Moyes
                                           -------------------------------------
                                           Vickie Moyes, Trustee

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

Each of the undersigned hereby agrees:

     1. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     2. Each of them is responsible for the timely filing of such Schedule 13G and any further amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: February 14, 2003                /s/ Jerry Moyes
                                        ----------------------------------------
                                        Jerry Moyes


Dated: February 14, 2003                /s/ Vickie Moyes
                                        ----------------------------------------
                                        Vickie Moyes


Dated: February 14, 2003                The Jerry and Vickie Moyes Family Trust
                                        dated 12/11/87


                                        By: /s/ Jerry Moyes
                                           -------------------------------------
                                           Jerry Moyes, Trustee


                                        By: /s/ Vickie Moyes
                                           -------------------------------------
                                           Vickie Moyes, Trustee